EXHIBIT 12.1

Bio-Rad Laboratories, Inc.

Ratios of Earnings to Fixed Charges

(in millions)

	Year Ended December 31,
	2000		2001		2002		2003		2004
Income from continuing operations	$44.5		$63.0		$105.2		$115.4		$97.3
Add:
Interest expense	30.6		24.1		28.2		31.0		20.2
Interest component of rental expense	4.3		5.2		6.4		7.6		7.6

Earnings available for fixed charges	$79.4		$92.3		$139.8		$154.0		$125.1

Fixed Charges:
Interest expense	30.6		24.1		28.2		31.0		20.2
Interest component of rental expense	4.3		5.2		6.4		7.6		7.6

Total fixed charges	$34.9		$29.3		$34.6		$38.6		$27.8

Ratio of earnings to fixed charges	2.3	x	3.2	x	4.0	x	4.0	x	4.5	x